REAL ESTATE SALES CONTRACT

Seller, Salvatore R. Tuzzolino, hereby agrees to sell to Buyer, The Orpheum Property Company, Inc (PLFF), the real property set forth below and all improvements thereon (herein referred to as the Property), and Buyer agrees to purchase said Property from the Seller on the terms and conditions set forth in this contract.

DESCRIPTION: The Property is located in **Kern County, Tehachapi, California** and is legally described as 30000 and 30001 Deertrail Dr., is approximately **42.90** acres, and is **Vacant Land - Residental** Zoned R-1

1. **PURCHASE PRICE:** The total purchase price to be paid for the Property by the Buyer is payable as follows:

(a)$795,000 of PLFF publicly traded stock, valued at the price per share 3 days before closing

TOTAL PURCHASE PRICE $795,000

2. **TRANSFER OF DEED:** It is agreed that the Property will be conveyed by the Seller to Buyer by recordable, general warranty deed, with release of dower and homestead rights, subject to general real estate taxes, covenants, conditions, restrictions of record, and accrued easements of record. It shall be free of all other liens and encumbrances.

3. **BUYER** will pay for recordation of deed, unpaid property taxes, plus past and present Property Owner's Association Dues. The Buyer will acquire a title insurance policy in the amount of the purchase price from **Chicago Title** (Title Company) located at 1518 Mill Rock Way, Bakersfield, CA 93311-1349 which is duly licensed to underwrite title insurance in the state of **California**.

4. **THE BUYER AND SELLER WILL:** warrant that there is no real estate commission due.

5. **Earnest Money:** $1000 Cash (if property sale consummated, the earnest money will be applied to accrued property taxes.

6. **TITLE AND TITLE INSURANCE:** Buyer will pay for its own title insurance policy

7. **SURVEY:** Seller will provide buyer with any survey it has on the Property.

8. **EXAMINATION OF TITLE AND TIME OF CLOSING:** If the title evidence and survey as specified above disclose that Seller is vested with fee simple title to the Property (subject only to the permitted exceptions set forth above), this sale shall be closed and Buyer shall perform the agreements made in this contract, at the office of Buyer's title company, on or before fifteen (15) days after the acceptance of this contract by the Buyer and Seller. If title evidence or survey reveal any defect or condition which is not acceptable to Buyer, the Buyer shall, within seven (7) days of this contract's final execution date, notify the Seller of such title defects and Seller agrees to use reasonable efforts to remedy such defects and shall have thirty (30) days to do so, in which case this sale shall be closed within ten (10) days after delivery of acceptable evidence to Buyer and Buyer's Attorney that such defects have been cured. Seller agrees to pay for and clear liens, and other encumbrances, unless the parties otherwise agree. If Seller is unable to convey to Buyer a good and insurable title to the Property, the Buyer shall have the right to void this contract. At the same time, Buyer shall return to Seller all items, if any, received from Seller, whereupon all rights and liabilities of the parties to this contract shall cease. However, the Buyer shall have the right to accept such title as Seller may be able to convey and to close this sale upon the other terms as set forth in this contract.

9. **PERFORMANCE:** Time is of the essence of this Contract. Should Buyer fail to perform this Contract, then at the option of Seller and upon written notice to Buyer, the earnest money shall be forfeited by Buyer as sole liquidated damages and this Contract shall thereupon become null and void

Buyer ______

Seller ______

and Seller shall have the right, if necessary and applicable, to re-enter and take possession of the premises aforesaid, and all right in and title to the property and any and all improvements made upon said premises by Buyer shall vest in Seller. Buyer or Seller shall pay all reasonable attorneys' fees and costs incurred by the prevailing party in enforcing the terms and provisions of this Contract, including forfeiture or specific performance, or in defending any proceeding to which Buyer or Seller is made a party as a result of the acts or omissions of the other party.

10. **Inspection Period:** Buyer will have 7 days after acceptance of this contract by Buyer and Seller to inspect this property. If the Buyer notifies seller that it does not want the property for any reason, within the inspection period, then this contract will be null and void. Neither party will owe anything, nor will either be liable for any damages.

11. **OCCUPANCY:** Seller shall deliver possession to Buyer no later than the closing date unless otherwise stated herein.

12. **The Closing Procedure:** Three (3) days before closing, Buyer and Seller shall escrow with the Title Company, the signed closing statement. The Seller shall sign the deed over to the Buyer and put it in escrow as well. The Buyer will request the stock transfer agent to issue the shares to the Seller and Federal Express the shares to the Title Company. When the shares are received by the Title Company, the Title Company will record the deed, as transferred from Seller to Buyer and Title Company may give the stock shares to the Seller.

13. **THIS OFFER** shall terminate if not accepted before *(mo./day)* May 21, 2011.

14. **R.E.S.P.A. COMPLIANCE:** Seller and Buyer agree to make all disclosures and do all things necessary to comply with the provisions of the Real Estate Settlement Procedures Act of 1974 if it is applicable to this transaction.

15. **ADDITIONAL TERMS AND CONDITIONS:**

(a) Where the context requires, the terms that Seller and Buyer shall include are in the masculine as well as the feminine and the singular as well as the plural.

(b) There are no agreements, promises, or understandings between the parties except as specifically set forth in this contract. No alterations or changes shall be made to this contract unless the same are in writing and signed or initialed by the parties hereto.

(c) This agreement shall be construed under the laws of the State of California.

16. **NOTICES:** Any notices required to be given herein shall be sent to the parties listed below at their respective addresses either by personal delivery or by certified mail - return receipt requested. Such notice shall be effective upon delivery or mailing.

In witness whereof, the parties signed their names on the dates in the year set forth below.

Buyer(s): Andrew V. Reid   Buyer's Date of Offer: *(mo./day)* 5/16, *(yr.)* 2011

Chairman/Orphan Property   Address: 201 St. Charles Ave. Suite 2534

Address: New Orleans, La 70170

Seller(s): [signature]   Seller's Date of Acceptance: *(mo./day)* 5/21, *(yr.)* 2011

P.O. Box 1433, Sunset Beach, CA 90742   Address: ____________

Buyer [initials]
Seller [initials]

Exhibit A

1.) This stock will be restricted from trading publicly, for 6 months from the Seller's receipt of said shares.

2.) Upon 6 months and 1 day after this sale(end of restricted period), if the stock's price per share is less than at the closing of the sale for this real estate, then, Buyer will give the Seller additional shares, using the then, current price to equal $795,000 when added to Seller's already existing shares. It is understood that those newly issued shares will be restricted for 6 months.

3.) The Seller's shares will not be diluted, unless and except, PLFF's newly issued shares are used to acquire assets that increase PLFF's net worth.

If dilution occurs, where there is no acquisition of assets, then, Seller will be issued more shares to cause no effective dilution to its position.

Buyer ____

Seller ____